

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 05, 2007

Deborah F. Ricci
Chief Financial Officer and Treasurer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

>   **RE: The Allied Defense Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
>   **June 30, 2007**
>   **File No. 1-11376**

Dear Ms. Ricci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief